Exhibit 10.1

AMENDED AND RESTATED

EMPLOYMENT AGREEMENT

THIS AMENDED AND RESTATED EMPLOYMENT AGREEMENT (this “Agreement”) is made and entered into this 6th day of June, 2013, and is effective as of April 1, 2013, by and between NCL (Bahamas) Ltd., a company organized under the laws of Bermuda (the “Company”), and Kevin Sheehan (the “Executive”).

RECITALS

THE PARTIES ENTER THIS AGREEMENT on the basis of the following facts, understandings and intentions:

A. The Executive has been employed by the Company and its affiliates pursuant to an Employment Agreement, effective as of November 6, 2008, by and between the Company and the Executive and the Company and the Executive now desire to amend and restate this Employment Agreement.

B. The Company desires to offer the Executive the benefits set forth in this Agreement and provide for the services of the Executive on the terms and conditions set forth in this Agreement.

C. The Executive desires to continue to be employed by the Company on the terms and conditions set forth in this Agreement.

D. This Agreement shall govern the employment relationship between the Executive and the Company and all of its affiliates from and after the date hereof.

AGREEMENT

NOW, THEREFORE, in consideration of the above recitals incorporated herein and the mutual covenants and promises contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby expressly acknowledged, the parties agree as follows:

1.	Retention and Duties.

1.1	Retention. The Company does hereby agree to employ the Executive for the Period of Employment (as such term is defined in Section 2) on the terms and conditions expressly set forth in this Agreement. The Executive does hereby accept and agree to such employment, on the terms and conditions expressly set forth in this Agreement.

1.2	Duties. During the Period of Employment, the Executive shall serve the Company as its Chief Executive Officer and shall have the powers, authorities, duties and obligations of management usually vested in such position for a company of a similar size and similar nature as the Company, and such other powers, authorities, duties and obligations commensurate with such position as the Company’s Board of Directors (the “Board”) may assign from time to time, all subject to the directives of the Board and the corporate policies of the Company as they are in effect from time to time throughout the Period of Employment (including, without limitation, the Company’s Code of Ethical Business Conduct policy, as it may change from time to time). During the Period of Employment, the Executive shall report directly to the Board. During the Period of Employment, the Executive shall also be expected to perform services for Norwegian Cruise Line Holdings Ltd., a company organized under the laws of Bermuda (the “Parent”).

1.3	No Other Employment; Minimum Time Commitment. During the Period of Employment, the Executive shall (i) devote substantially all of the Executive’s business time, energy and skill to the performance of the Executive’s duties for the Company, (ii) perform such duties in a faithful, effective and efficient manner to the best of his abilities, and (iii) hold no other employment. The Executive’s service on the boards of directors (or similar body) of other business entities is subject to the approval of the Board, provided that the Executive shall be permitted to serve on two boards of directors (or similar bodies) during the Period of Employment, subject to the Company’s rights to require the Executive’s resignation pursuant to the following sentence. The Company shall have the right to require the Executive to resign from any board or similar body (including, without limitation, any association, corporate, civic or charitable board or similar body) which he may then serve if the Board reasonably determines that the Executive’s service on such board or body materially interferes with the effective discharge of the Executive’s duties and responsibilities to the Company or that any business related to such service is then in competition with any business of the Company or any of its Affiliates (as such term is defined in Section 5.5), successors or assigns.

1.4	No Breach of Contract. The Executive hereby represents to the Company that: (i) the execution and delivery of this Agreement by the Executive and the Company and the performance by the Executive of the Executive’s duties hereunder do not and shall not constitute a breach of, conflict with, or otherwise contravene or cause a default under, the terms of any other agreement or policy to which the Executive is a party or otherwise bound or any judgment, order or decree to which the Executive is subject; (ii) that the Executive has no information (including, without limitation, confidential information and trade secrets) relating to any other Person (as such term is defined in Section 5.5) which would prevent, or be violated by, the Executive entering into this Agreement or carrying out his duties hereunder; (iii) the Executive is not bound by any employment, consulting, non-compete, confidentiality, trade secret or similar agreement (other than this Agreement) with any other Person; and (iv) the Executive understands the Company will rely upon the accuracy and truth of the representations and warranties of the Executive set forth herein and the Executive consents to such reliance.

1.5	Location. During the Period of Employment, the Executive’s principal place of employment shall be the Company’s principal executive office as it may be located from time to time. The Executive agrees that he will be regularly present at the Company’s principal executive office. The Executive acknowledges that he will be required to travel from time to time in the course of performing Executive’s duties for the Company.

2.	Period of Employment. The “Period of Employment” shall be a period of three years commencing on April 1, 2013 (the “Effective Date”) and ending immediately prior to the third anniversary of the Effective Date. On each of the first and second anniversaries of the Effective Date, the Period of Employment shall be automatically extended for one (1) additional year unless the parties do not mutually agree on either such extension and any objecting party provides written notice to the other party at least ten (10) days prior to the applicable anniversary date (such notice to be delivered in accordance with Section 18). The term “Period of Employment” shall include any extension thereof pursuant to the preceding sentence. Notwithstanding the foregoing, the Period of Employment is subject to earlier termination as provided below in this Agreement.

3.	Compensation.

3.1	Base Salary. During the Period of Employment, the Company shall pay the Executive a base salary (the “Base Salary”), which shall be paid biweekly or in such other installments as shall be consistent with the Company’s regular payroll practices in effect from time to time. The Executive’s Base Salary shall be at an annualized rate of one million and five hundred and fifty thousand dollars ($1,550,000.00). On each anniversary of the Effective Date during the Period of Employment, the Base Salary shall automatically increase by 5%, so that the Base Salary shall be equal to 105% of the Base Salary payable immediately prior to the applicable anniversary of the Effective Date.

3.2	Incentive Bonus. The Executive shall be eligible to receive an incentive bonus for each fiscal year of the Company that occurs during the Period of Employment (“Incentive Bonus”); provided that the Executive must be employed by the Company at the time the Company pays the Incentive Bonus with respect to any such fiscal year in order to be eligible for an Incentive Bonus with respect to that fiscal year (and, if the Executive is not so employed at such time, in no event shall he have been considered to have “earned” any Incentive Bonus with respect to the fiscal year in question). The Executive’s target Incentive Bonus amount for a particular fiscal year of the Company shall be equal to 100% of the Executive’s Base Salary paid by the Company to the Executive for that fiscal year (the “Target Bonus”); provided that the Executive’s actual Incentive Bonus amount for a particular fiscal year shall be determined by the Compensation Committee of the Board (the “Compensation Committee”) in its sole discretion, based on performance objectives (which may include corporate, business unit or division, financial, strategic, individual or other objectives) established with respect to that particular fiscal year by the Compensation Committee.

3.3	Equity Award. As soon as practicable after the date hereof, the Parent will grant the Executive an award of five hundred thousand (500,000) non-qualified stock options to acquire the Parent’s ordinary shares under the Parent’s 2013 Performance Incentive Plan (together with any successor equity incentive plan, the “Parent Equity Plan”). On or as soon as practicable following each anniversary of the Effective Date during the Period of Employment, the Parent will grant the Executive an award of five hundred thousand (500,000) non-qualified stock options to acquire the Parent’s ordinary shares under the Parent Equity Plan. All stock options granted pursuant to this Section 3.3 shall (i) have an exercise price equal to the closing market price of the Parent’s ordinary shares on the date of grant, (ii) have an ordinary term of ten (10) years (which is subject to earlier termination in accordance with the terms of the Parent Equity Plan), (iii) subject to the Executive’s continued employment through each vesting date, vest in four equal annual installments on each of the first four anniversaries of the Effective Date following the date of grant (and, for the avoidance of doubt, in the event the Period of Employment expires immediately prior to any anniversary of an Effective Date pursuant to Section 2, any installment of the stock options scheduled to vest on such anniversary of the Effective Date shall vest upon the expiration of the Period of Employment), and (iv) be subject to the terms of the Parent Equity Plan and the option agreement in the Parent’s customary form evidencing the awards. The number of ordinary shares subject to the stock options to be granted pursuant to this Section 3.3 is subject to equitable and proportional adjustments to reflect stock splits, stock dividends, mergers, combinations and similar extraordinary corporate transactions in a manner consistent with the terms of the Parent Equity Plan.

4.	Benefits.

4.1	Retirement, Welfare and Fringe Benefits. During the Period of Employment, the Executive shall be entitled to participate, on a basis generally consistent with other top executives of the Company, in all employee pension and welfare benefit plans and programs, all fringe benefit plans and programs and all other benefit plans and programs (including those providing for perquisites or similar benefits) that are made available by the Company to the Company’s top executives generally, in accordance with the eligibility and participation provisions of such plans and as such plans or programs may be in effect from time to time.

4.2	Supplemental Medical Care Plan. During the Period of Employment, the Company will provide the Executive, and the Executive’s spouse and dependent children, with a supplemental medical reimbursement plan, subject to the terms and conditions of such plan. Reimbursement under said plan shall be limited to a maximum of fifteen thousand dollars ($15,000) in any calendar year.

4.3	Company Automobile. During the Period of Employment, the Executive shall be eligible for an automobile or in lieu of a company automobile, a cash car allowance of up to $2,250.00 per month to be provided by the Company, in accordance with the Company’s policy as in effect from time to time. In the event the Executive elects to receive a company automobile in accordance with the Company’s policy, the Executive shall be responsible for the income tax attributable to the Executive’s personal use of the company automobile benefits set forth in this paragraph.

4.4	Reimbursement of Business Expenses. The Executive is authorized to incur reasonable expenses in carrying out the Executive’s duties for the Company under this Agreement and shall be entitled to reimbursement for all reasonable business expenses the Executive incurs during the Period of Employment in connection with carrying out the Executive’s duties for the Company, subject to the Company’s expense reimbursement policies and any pre-approval policies in effect from time to time.

4.5	Vacation and Other Leave. During the Period of Employment, the Executive’s annual rate of vacation accrual shall be four (4) weeks per year; provided that such vacation shall accrue on a bi-weekly basis in accordance with the Company’s regular payroll cycle and be subject to the Company’s vacation policies in effect from time to time. The Executive shall also be entitled to all other holiday and leave pay generally available to other executives of the Company.

5.	Termination.

5.1	Termination by the Company. The Executive’s employment by the Company, and the Period of Employment, may be terminated at any time by the Company: (i) with Cause (as such term is defined in Section 5.5), or (ii) without Cause, or (iii) in the event of the Executive’s death, or (iv) in the event that the Board determines in good faith that the Executive has a Disability (as such term is defined in Section 5.5).

5.2	Termination by the Executive. The Executive’s employment by the Company, and the Period of Employment, may be terminated by the Executive with no less than ninety (90) days advance written notice to the Company (such notice to be delivered in accordance with Section 18); provided, however, that in the case of a Constructive Termination, the Executive may provide immediate written notice of termination once the applicable cure period (as contemplated by the definition of Constructive Termination) has lapsed if the Company has not reasonably cured the circumstances that gave rise to the basis for the Constructive Termination.

5.3	Benefits Upon Termination. If the Executive’s employment by the Company is terminated during the Period of Employment for any reason by the Company or by the Executive, or upon or following the expiration of the Period of Employment (in any case, the date that the Executive’s employment by the Company terminates is referred to as the “Severance Date”), the Company shall have no further obligation to make or provide to the Executive, and the Executive shall have no further right to receive or obtain from the Company, any payments or benefits except as follows:

(a) The Company shall pay the Executive (or, in the event of his death, the Executive’s estate) any Accrued Obligations (as such term is defined in Section 5.5);

(b) If, during the Period of Employment, the Executive’s employment with the Company terminates as a result of an Involuntary Termination (as such term is defined in Section 5.5), the Executive shall be entitled to the following benefits:

(i) The Company shall pay the Executive (in addition to the Accrued Obligations), subject to tax withholding and other authorized deductions, a lump-sum amount within 10 days after the sixty (60) day anniversary of the Executive’s Separation from Service equal to two times the sum of (i) his Base Salary at the annualized rate in effect on the Severance Date and (ii) his Target Bonus for the year in which the Severance Date occurs. Such amount is referred to hereinafter as the “Severance Benefit.”

(ii) The Company shall provide the Executive and his eligible dependents continued medical and dental coverage on substantially the same terms and conditions then generally provided to active employees of the Company (including the terms requiring employees to pay a portion of the applicable premiums) commencing with the day following the day on which the Executive’s Separation from Service occurs and continuing until the earlier of (A) the end of the month in which the Executive attains the age of 65, (B) the date of the Executive’s death, (C) the date the Executive becomes eligible for Medicare benefits under the Social Security Act or (D) the date the Executive becomes eligible for coverage under the health plan of a future employer, provided that to the extent such medical or dental coverage cannot reasonably be provided under the Company’s plans for any particular month in such period and the Company cannot or does not make other arrangements to provide such coverage, the Company shall pay the Executive a cash amount in such month equal to the Company’s cost of providing such coverage for such month. Such continued medical and dental coverage shall only be provided to the Executive and/or any of his covered dependents during periods of time that they are residing in the United States.

(c) If, during the Period of Employment, the Executive’s employment with the Company is terminated by the Company without Cause or as a result of a Constructive Termination, then the Executive shall be entitled to receive (1) full accelerated vesting of all then outstanding and unvested stock options granted to the Executive pursuant to Section 3.3 and (2) the same accelerated vesting rights with respect to the Executive’s unvested units in NCL Corporation Ltd. specified in the version of this Employment Agreement that was effective as of November 6, 2008.

(d) Notwithstanding the foregoing provisions of this Section 5.3, if the Executive breaches his obligations under Section 6 of this Agreement at any time, from and after the date of such breach and not in any way in limitation of any right or remedy otherwise available to the Company, the Executive will no longer be entitled to, and the Company will no longer be obligated to pay, any remaining unpaid portion of the Severance Benefit or to any continued Company-paid or reimbursed coverage pursuant to Section 5.3(b)(ii); provided that, if the Executive provides the release contemplated by Section 5.4, in no event shall the Executive be entitled to a Severance Benefit payment of less than $5,000, which amount the parties agree is good and adequate consideration, in and of itself, for the Executive’s release contemplated by Section 5.4.

(e) The foregoing provisions of this Section 5.3 shall not affect: (i) the Executive’s receipt of benefits otherwise due terminated employees under group insurance coverage consistent with the terms of the applicable Company welfare benefit plan; or (ii) the Executive’s rights under COBRA to continue participation in medical, dental, hospitalization and life insurance coverage.

5.4	Release; Exclusive Remedy.

(a) This Section 5.4 shall apply notwithstanding anything else contained in this Agreement or any stock option or other equity-based award agreement to the contrary. As a condition precedent to any Company obligation to the Executive to pay the Severance Benefit pursuant to Section 5.3(b) or under 5.3(c) or any other obligation to accelerate vesting of any equity-based award in connection with the termination of the Executive’s employment, the Executive shall, upon or promptly following his last day of employment with the Company (and in any event within twenty-one (21) days following the Executive’s last day of employment, or such longer period of time as may be required under applicable law), execute a general release agreement in substantially the form of Exhibit A (with such amendments that may be necessary to ensure the release is enforceable to the fullest extent permissible under then applicable law), and such release agreement shall have not been revoked by the Executive pursuant to any revocation rights afforded by applicable law.

(b) The Executive agrees that the payments and benefits contemplated by Section 5.3 (and any applicable acceleration of vesting of an equity-based award in accordance with the terms of such award in connection with the termination of the Executive’s employment) shall constitute the exclusive and sole remedy for any termination of his employment and the Executive covenants not to assert or pursue any other remedies, at law or in equity, with respect to any termination of employment. The Company and the Executive acknowledge and agree that there is no duty of the Executive to mitigate damages under this Agreement. All amounts paid to the Executive pursuant to Section 5.3 shall be paid without regard to whether the Executive has taken or takes actions to mitigate damages. The Executive agrees to resign, on the Severance Date, as an officer and director of the Company and any Affiliate of the Company, and as a fiduciary of any benefit plan of the Company or any Affiliate of the Company, and to promptly execute and provide to the Company any further documentation, as requested by the Company, to confirm such resignation.

5.5	Certain Defined Terms.

(a) As used herein, “Accrued Obligations” means:

(i) any Base Salary that had accrued but had not been paid (including accrued and unpaid vacation time) on or before the Severance Date; and

(ii) any Incentive Bonus payable pursuant to Section 3.2 with respect to any fiscal year in the Period of Employment preceding the fiscal year in which the Severance Date occurs, if the Company had paid bonuses generally with respect to such fiscal year on or prior to the Severance Date but had not previously paid any Incentive Bonus due to the Executive with respect to such fiscal year; and

(iii) any reimbursement due to the Executive pursuant to Section 4.4 for expenses reasonably incurred by the Executive on or before the Severance Date and documented and pre-approved, to the extent applicable, in accordance with the Company’s expense reimbursement policies in effect at the applicable time.

(b) As used herein, “Affiliate” of the Company means a Person that directly or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the Company. As used in this definition, the term “control,” including the correlative terms “controlling,” “controlled by” and “under common control with,” means the possession, directly or indirectly, of the power to direct or cause the direction of management or policies (whether through ownership of securities or any partnership or other ownership interest, by contract or otherwise) of a Person. For purposes of clarity and without limiting the generality of the foregoing, the term “Affiliate” includes any Person that meets the definition of “Affiliate” and is, directly or indirectly through any other Person, engaged in the Business (as such term is defined in Section 6.2) if that Person is controlled by Apollo Global Management, LLC or any of its affiliated funds or Genting HK and its affiliates. However, any Person that would not otherwise be an Affiliate of the Company but for its ownership by Apollo Global Management, LLC or any of its affiliated funds shall not be considered an Affiliate if such Person is not, directly or indirectly through any other Person, engaged in the Business (as such term is defined in Section 6.2).

(c) As used herein, “Cause” shall mean, as reasonably determined by a majority of the Board (excluding the Executive, if he is then a member of the Board), following a reasonable opportunity for the Executive to be heard on the issues, based on the information then known to it, that one or more of the following has occurred:

(i) the Executive has committed a felony (under the laws of the United States or any relevant state, or a similar crime or offense under the applicable laws of any relevant foreign jurisdiction), other than (x) through vicarious liability not related to the Company or any of its Affiliates or (y) a vehicular felony;

(ii) the Executive has engaged in acts of fraud, material dishonesty or other acts of willful misconduct in the course of his duties hereunder;

(iii) the Executive willfully fails to perform or uphold his duties under this Agreement and/or willfully fails to comply with reasonable directives of the Board, in either case after there has been delivered to the Executive a written demand for performance from the Company and the Executive fails to remedy such condition(s) within thirty (30) days of receiving such written notice thereof; or

(iv) any material breach by the Executive of the provisions of Section 6, or any material breach by the Executive of any other contract he is a party to with the Company or any of its Affiliates.

(d) As used herein, “Constructive Termination” shall mean a resignation by the Executive after the occurrence (without the Executive’s consent) of any one or more of the following conditions:

(i) a material diminution in the Executive’s rate of Base Salary or other material failure to provide the compensation due to the Executive pursuant to this Agreement;

(ii) a material diminution in the Executive’s authority, duties, or responsibilities, or any change in lines of reporting such that the Executive no longer reports directly and exclusively to the Board as contemplated by Section 1.2;

(iii) a material change in the geographic location of the Executive’s principal office with the Company (for this purpose, in no event shall a relocation of such office to a new location that is not more than fifty (50) miles from the current location of the Company’s executive offices constitute a “material change”); or

(iv) a material breach by the Company of this Agreement;

provided, however, that any such condition or conditions, as applicable, shall not constitute grounds for a Constructive Termination unless both (x) the Executive provides written notice to the Company of the condition claimed to constitute grounds for a Constructive Termination within sixty (60) days of the initial existence of such condition(s) (such notice to be delivered in accordance with Section 18), and (y) the Company fails to remedy such condition(s) within thirty (30) days of receiving such written notice thereof; and provided, further, that in all events the termination of the Executive’s employment with the Company shall not constitute a Constructive Termination unless such termination occurs not more than one hundred and twenty (120) days following the initial existence of the condition claimed to constitute grounds for a Constructive Termination.

(e) As used herein, “Disability” shall mean a physical or mental impairment which, as reasonably determined by the Board, renders the Executive unable to perform the essential functions of his employment with the Company, even with reasonable accommodation that does not impose an undue hardship on the Company, for more than 90 days in any 180-day period, unless a longer period is required by federal or state law, in which case that longer period would apply.

(f) As used herein, “Involuntary Termination” shall mean (i) a termination of the Executive by the Company without Cause (and other than due to Executive’s death or in connection with a good faith determination by the Board that the Executive has a Disability), or (ii) a Constructive Termination.

(g) As used herein, the term “Person” shall be construed broadly and shall include, without limitation, an individual, a partnership, a limited liability company, a corporation, an association, a joint stock company, a trust, a joint venture, an unincorporated organization and a governmental entity or any department, agency or political subdivision thereof.

(h) As used herein, a “Separation from Service” occurs when the Executive dies, retires, or otherwise has a termination of employment with the Company that constitutes a “separation from service” within the meaning of Treasury Regulation Section 1.409A-1(h)(1), without regard to the optional alternative definitions available thereunder.

5.6.	Notice of Termination. Any termination of the Executive’s employment under this Agreement shall be communicated by written notice of termination from the terminating party to the other party. This notice of termination must be delivered in accordance with Section 18 and must indicate the specific provision(s) of this Agreement relied upon in effecting the termination and the basis of any termination by the Company for Cause or by the Executive as a Constructive Termination.

5.7	Section 409A.

(a) If the Executive is a “specified employee” within the meaning of Treasury Regulation Section 1.409A-1(i) as of the date of the Executive’s Separation from Service, the Executive shall not be entitled to any payment or benefit pursuant to Section 5.3(b) until the earlier of (i) the date which is six (6) months after his Separation from Service for any reason other than death, or (ii) the date of the Executive’s death. The provisions of this paragraph shall only apply if, and to the extent, required to avoid the imputation of any tax, penalty or interest pursuant to Section 409A of the Code. For purposes of clarity, the six (6) month delay shall not apply in the case of severance pay contemplated by Treasury Regulation Section 1.409A-1(b)(9)(iii) to the extent of the limits set forth therein. Any amounts otherwise payable to the Executive upon or in the six (6) month period following the Executive’s Separation from Service that are not so paid by reason of this Section 5.7(a) shall be paid (without interest) as soon as practicable (and in all events within thirty (30) days) after the date that is six (6) months after the Executive’s Separation from Service (or, if earlier, as soon as practicable, and in all events within thirty (30) days, after the date of the Executive’s death).

(b) To the extent that any benefits pursuant to Section 5.3(b)(ii) or reimbursements pursuant to Section 4 are taxable to the Executive, any reimbursement payment due to the Executive pursuant to any such provision shall be paid to the Executive on or before the last day of the Executive’s taxable year following the taxable year in which the related expense was incurred. The benefits and reimbursements pursuant to Section 5.3(b)(ii) and Section 4 are not subject to liquidation or exchange for another benefit and the amount of such benefits and reimbursements that the Executive receives in one taxable year shall not affect the amount of such benefits or reimbursements that the Executive receives in any other taxable year.

(c) This Agreement is intended to comply with the requirements of Section 409A of the Code and shall be interpreted consistent with this intent so as to avoid the imputation of any tax, penalty or interest pursuant to Section 409A of the Code.

5.8	Possible Limitation of Benefits in Connection with a Change in Control. Notwithstanding anything contained in this Agreement to the contrary, if following a change in ownership or effective control or in the ownership of a substantial portion of assets (in each case, within the meaning of Section 280G of the Code), the tax imposed by Section 4999 of the Code or any similar or successor tax (the “Excise Tax”) applies to any payments, benefits and/or amounts received by the Executive pursuant to this Agreement or otherwise, including, without limitation, any acceleration of the vesting of outstanding stock options or other equity awards (collectively, the “Total Payments”), then the Total Payments shall be reduced (but not below zero) so that the maximum amount of the Total Payments (after reduction) shall be one dollar ($1.00) less than the amount which would cause the Total Payments to be subject to the Excise Tax; provided that such reduction to the Total Payments shall be made only if the total after-tax benefit to the Executive is greater after giving effect to such reduction than if no such reduction had been made. If such a reduction is required, the Company shall reduce or eliminate the Total Payments by first reducing or eliminating any cash payments under this Agreement, then by reducing or eliminating any accelerated vesting of stock options, then by reducing or eliminating any accelerated vesting of other equity awards, then by reducing or eliminating any other remaining Total Payments, in each case in reverse order beginning with the payments which are to be paid the farthest in time from the date of the transaction triggering the Excise Tax. The provisions of this Section 5.8 shall take precedence over the provisions of any other plan, arrangement or agreement governing the Executive’s rights and entitlements to any benefits or compensation.

6.	Protective Covenants.

6.1	Confidential Information; Inventions.

(a) The Executive shall not disclose or use at any time, either during the Period of Employment or thereafter, any Confidential Information (as defined below) of which the Executive is or becomes aware, whether or not such information is developed by him, except to the extent that such disclosure or use is directly related to and required by the Executive’s performance in good faith of duties for the Company. The Executive will take all appropriate steps to safeguard Confidential Information in his possession and to protect it against disclosure, misuse, espionage, loss and theft. The Executive shall deliver to the Company at the termination of the Period of Employment, or at any time the Company may request, all memoranda, notes, plans, records, reports, computer tapes and software and other documents and data (and copies thereof) relating to the Confidential Information or the Work Product (as hereinafter defined) of the business of the Company or any of its Affiliates which the Executive may then possess or have under his control. Notwithstanding the foregoing, the Executive may truthfully respond to a lawful and valid subpoena or other legal process, but shall give the Company the earliest possible notice thereof, shall, as much in advance of the return date as possible, make available to the Company and its counsel the documents and other information sought, and shall assist the Company and such counsel in resisting or otherwise responding to such process.

(b) As used in this Agreement, the term “Confidential Information” means information that is not generally known to the public and that is used, developed or obtained by the Company or its Affiliates in connection with their businesses, including, but not limited to, information, observations and data obtained by the Executive while employed by the Company or any predecessors thereof (including those obtained prior to the Effective Date) concerning (i) the business or affairs of the Company (or such predecessors), (ii) products or services, (iii) fees, costs and pricing structures, (iv) designs, (v) analyses, (vi) drawings, photographs and reports, (vii) computer software, including operating systems, applications and program listings, (viii) flow charts, manuals and documentation, (ix) data bases, (x) accounting and business methods, (xi) inventions, devices, new developments, methods and processes, whether patentable or unpatentable and whether or not reduced to practice, (xii) customers and clients and customer or client lists, (xiii) other copyrightable works, (xiv) all production methods, processes, technology and trade secrets, and (xv) all similar and related information in whatever form. Confidential Information will not include any information that has been published (other than a disclosure by the Executive in breach of this Agreement) in a form generally available to the public prior to the date the Executive proposes to disclose or use such information. Confidential Information will not be deemed to have been published merely because individual portions of the information have been separately published, but only if all material features comprising such information have been published in combination.

(c) As used in this Agreement, the term “Work Product” means all inventions, innovations, improvements, technical information, systems, software developments, methods, designs, analyses, drawings, reports, service marks, trademarks, trade names, logos and all similar or related information (whether patentable or unpatentable, copyrightable, registerable as a trademark, reduced to writing, or otherwise) which relates to the Company’s or any of its Affiliates’ actual or anticipated business, research and development or existing or future products or services and which are conceived, developed or made by the Executive (whether or not during usual business hours, whether or not by the use of the facilities of the Company or any of its Affiliates, and whether or not alone or in conjunction with any other person) while employed by the Company (including those conceived, developed or made prior to the Effective Date) together with all patent applications, letters patent, trademark, trade name and service mark applications or registrations, copyrights and reissues thereof that may be granted for or upon any of the foregoing. All Work Product that the Executive may have discovered, invented or originated during his employment by the Company or any of its Affiliates prior to the Effective Date or that he may discover, invent or originate during the Period of Employment or at any time prior to the Severance Date, shall be the exclusive property of the Company and its Affiliates, as applicable, and Executive hereby assigns all of Executive’s right, title and interest in and to such Work Product to the Company or its applicable Affiliate, including all intellectual property rights therein. Executive shall promptly disclose all Work Product to the Company, shall execute at the request of the Company any assignments or other documents the Company may deem necessary to protect or perfect its (or any of its Affiliates’, as applicable) rights therein, and shall assist the Company, at the Company’s expense, in obtaining, defending and enforcing the Company’s (or any of its Affiliates’, as applicable) rights therein. The Executive hereby appoints the Company as his attorney-in-fact to execute on his behalf any assignments or other documents deemed necessary by the Company to protect or perfect the Company, the Company’s (and any of its Affiliates’, as applicable) rights to any Work Product.

6.2	Restriction on Competition. The Executive acknowledges that, in the course of his employment with the Company and/or its Affiliates and their predecessors, he has become familiar, or will become familiar, with the Company’s and its Affiliates’ and their predecessors’ trade secrets and with other Confidential Information concerning the Company, its Affiliates and their respective predecessors and that his services have been and will be of special, unique and extraordinary value to the Company and its Affiliates. The Executive agrees that if the Executive were to become employed by, or substantially involved in, the business of a competitor of the Company or any of its Affiliates during the twelve months following the Severance Date, it would be very difficult for the Executive not to rely on or use the Company’s and its Affiliates’ trade secrets and Confidential Information. Thus, to avoid the inevitable disclosure of the Company’s and its Affiliates’ trade secrets and Confidential Information, and to protect such trade secrets and Confidential Information and the Company’s and its Affiliates’ relationships and goodwill with customers, during the Period of Employment and for a period of twelve months after the Severance Date, the Executive will not directly or indirectly through any other Person engage in, enter the employ of, render any services to, have any ownership interest in, nor participate in the financing, operation, management or control of, any Competing Business. For purposes of this Agreement, the phrase “directly or indirectly through any other Person engage in” shall include, without limitation, any direct or indirect ownership or profit participation interest in such enterprise, whether as an owner, stockholder, member, partner, joint venturer or otherwise, and shall include any direct or indirect participation in such enterprise as an employee, consultant, director, officer, licensor of technology or otherwise. For purposes of this Agreement, “Competing Business” means a Person anywhere in the continental United States and elsewhere in the world where the Company and its Affiliates engage in business, or reasonably anticipate engaging in business, on the Severance Date (the “Restricted Area”) that at any time during the Period of Employment has competed, or at any time during the twelve month period following the Severance Date competes, with the Company or any of its Affiliates in the provision of travel services, including, without limitation, travel services related to the cruise ship industry (the “Business”). Nothing herein shall prohibit the Executive from being a passive owner of not more than 2% of the outstanding stock of any class of a corporation which is publicly traded, so long as the Executive has no active participation in the business of such corporation.

6.3	Non-Solicitation of Employees and Consultants. During the Period of Employment and for a period of twenty four months after the Severance Date, the Executive will not directly or indirectly through any other Person (i) induce or attempt to induce any employee or independent contractor of the Company or any Affiliate of the Company to leave the employ or service, as applicable, of the Company or such Affiliate, or in any way interfere with the relationship between the Company or any such Affiliate, on the one hand, and any employee or independent contractor thereof, on the other hand, or (ii) hire any person who was an employee of the Company or any Affiliate of the Company until twelve months after such individual’s employment relationship with the Company or such Affiliate has been terminated.

6.4	Non-Solicitation of Customers. During the Period of Employment and for a period of twelve months after the Severance Date, the Executive will not directly or indirectly through any other Person influence or attempt to influence customers, vendors, suppliers, licensors, lessors, joint venturers, associates, consultants, agents, or partners of the Company or any Affiliate of the Company to divert their business away from the Company or such Affiliate, and the Executive will not otherwise interfere with, disrupt or attempt to disrupt the business relationships, contractual or otherwise, between the Company or any Affiliate of the Company, on the one hand, and any of its or their customers, suppliers, vendors, lessors, licensors, joint venturers, associates, officers, employees, consultants, managers, partners, members or investors, on the other hand.

6.5	Understanding of Covenants. The Executive represents that he (i) is familiar with and has carefully considered the foregoing covenants set forth in this Section 6 (together, the “Restrictive Covenants”), (ii) is fully aware of his obligations hereunder, (iii) agrees to the reasonableness of the length of time, scope and geographic coverage, as applicable, of the Restrictive Covenants, (iv) agrees that the Company and its Affiliates currently conduct business throughout the continental United States and the rest of the world, (v) agrees that the Restrictive Covenants are necessary to protect the Company’s and its Affiliates’ confidential and proprietary information, good will, stable workforce, and customer relations, and (vi) agrees that the Restrictive Covenants will continue in effect for the applicable periods set forth above in this Section 6 regardless of whether the Executive is then entitled to receive severance pay or benefits from the Company. The Executive understands that the Restrictive Covenants may limit his ability to earn a livelihood in a business similar to the Business of the Company and any of its Affiliates, but he nevertheless believes that he has received and will receive sufficient consideration and other benefits as an employee of the Company and as otherwise provided hereunder or as described in the recitals hereto to clearly justify such restrictions which, in any event (given his education, skills and ability), the Executive does not believe would prevent him from otherwise earning a living. The Executive agrees that the Restrictive Covenants do not confer a benefit upon the Company disproportionate to the detriment of the Executive.

6.6

Enforcement. The Executive agrees that the Executive’s services are unique and that he has access to Confidential Information and Work Product. Accordingly, without limiting the generality of Section 17, the Executive agrees that a breach by the Executive of any of the covenants in this Section 6 would cause immediate and irreparable harm to the Company that would be difficult or impossible to measure, and that damages to the Company for any such injury would therefore be an inadequate remedy for any such breach. Therefore, the Executive agrees that in the event of any breach or threatened breach of any provision of this Section 6, the Company shall be entitled, in addition to and without limitation upon all other remedies the Company may have under this Agreement, at law or otherwise, to obtain specific performance, injunctive relief and/or other appropriate relief (without posting any bond or deposit) in order to enforce or prevent any violations of the provisions of this Section 6. The Executive further agrees that the applicable period of time any Restrictive Covenant is in effect following the Severance Date, as determined pursuant to the foregoing provisions of this Section 6, shall be extended by the same amount of time that Executive is in breach of any Restrictive Covenant.

7.	Withholding Taxes. Notwithstanding anything else herein to the contrary, the Company may withhold (or cause there to be withheld, as the case may be) from any amounts otherwise due or payable under or pursuant to this Agreement such federal, state and local income, employment, or other taxes as may be required to be withheld pursuant to any applicable law or regulation.

8.	Successors and Assigns.

(a) This Agreement is personal to the Executive and without the prior written consent of the Company shall not be assignable by the Executive otherwise than by will or the laws of descent and distribution. This Agreement shall inure to the benefit of and be enforceable by the Executive’s legal representatives.

(b) This Agreement shall inure to the benefit of and be binding upon the Company and its successors and assigns. Without limiting the generality of the preceding sentence, the Company will require any successor (whether direct or indirect, by purchase, merger, consolidation or otherwise) to all or substantially all of the business and/or assets of the Company to assume expressly and agree to perform this Agreement in the same manner and to the same extent that the Company would be required to perform it if no such succession had taken place. As used in this Agreement, “Company” shall mean the Company as hereinbefore defined and any successor or assignee, as applicable, which assumes and agrees to perform this Agreement by operation of law or otherwise.

9.	Number and Gender; Examples. Where the context requires, the singular shall include the plural, the plural shall include the singular, and any gender shall include all other genders. Where specific language is used to clarify by example a general statement contained herein, such specific language shall not be deemed to modify, limit or restrict in any manner the construction of the general statement to which it relates.

10.	Section Headings. The section headings of, and titles of paragraphs and subparagraphs contained in, this Agreement are for the purpose of convenience only, and they neither form a part of this Agreement nor are they to be used in the construction or interpretation thereof.

11.	Governing Law. THIS AGREEMENT WILL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF FLORIDA, WITHOUT GIVING EFFECT TO ANY CHOICE OF LAW OR CONFLICTING PROVISION OR RULE (WHETHER OF THE STATE OF FLORIDA OR ANY OTHER JURISDICTION) THAT WOULD CAUSE THE LAWS OF ANY JURISDICTION OTHER THAN THE STATE OF FLORIDA TO BE APPLIED. IN FURTHERANCE OF THE FOREGOING, THE INTERNAL LAW OF THE STATE OF FLORIDA WILL CONTROL THE INTERPRETATION AND CONSTRUCTION OF THIS AGREEMENT, EVEN IF UNDER SUCH JURISDICTION’S CHOICE OF LAW OR CONFLICT OF LAW ANALYSIS, THE SUBSTANTIVE LAW OF SOME OTHER JURISDICTION WOULD ORDINARILY APPLY.

12.	Severability. It is the desire and intent of the parties hereto that the provisions of this Agreement be enforced to the fullest extent permissible under the laws and public policies applied in each jurisdiction in which enforcement is sought. Accordingly, if any particular provision of this Agreement shall be adjudicated by a court of competent jurisdiction to be invalid, prohibited or unenforceable under any present or future law, and if the rights and obligations of any party under this Agreement will not be materially and adversely affected thereby, such provision, as to such jurisdiction, shall be ineffective, without invalidating the remaining provisions of this Agreement or affecting the validity or enforceability of such provision in any other jurisdiction, and to this end the provisions of this Agreement are declared to be severable; furthermore, in lieu of such invalid or unenforceable provision there will be added automatically as a part of this Agreement, a legal, valid and enforceable provision as similar in terms to such invalid or unenforceable provision as may be possible. Notwithstanding the foregoing, if such provision could be more narrowly drawn (as to geographic scope, period of duration or otherwise) so as not to be invalid, prohibited or unenforceable in such jurisdiction, it shall, as to such jurisdiction, be so narrowly drawn, without invalidating the remaining provisions of this Agreement or affecting the validity or enforceability of such provision in any other jurisdiction.

13.	Entire Agreement; Legal Effect. This Agreement (the “Integrated Document”) embodies the entire agreement of the parties hereto respecting the matters within its scope. The Integrated Document supersedes all prior and contemporaneous agreements of the parties hereto that directly or indirectly bear upon the subject matter hereof. Any prior negotiations, correspondence, agreements, proposals or understandings relating to the subject matter hereof shall be deemed to have been merged into the Integrated Document, and to the extent inconsistent herewith, such negotiations, correspondence, agreements, proposals, or understandings shall be deemed to be of no force or effect. There are no representations, warranties, or agreements, whether express or implied, or oral or written, with respect to the subject matter hereof, except as expressly set forth herein.

14.	Modifications. This Agreement may not be amended, modified or changed (in whole or in part), except by a formal, definitive written agreement expressly referring to this Agreement, which agreement is executed by both of the parties hereto.

15.	Waiver. Neither the failure nor any delay on the part of a party to exercise any right, remedy, power or privilege under this Agreement shall operate as a waiver thereof, nor shall any single or partial exercise of any right, remedy, power or privilege preclude any other or further exercise of the same or of any right, remedy, power or privilege, nor shall any waiver of any right, remedy, power or privilege with respect to any occurrence be construed as a waiver of such right, remedy, power or privilege with respect to any other occurrence. No waiver shall be effective unless it is in writing and is signed by the party asserted to have granted such waiver.

16.	Waiver of Jury Trial. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT.

17.	Remedies. Each of the parties to this Agreement and any such person or entity granted rights hereunder whether or not such person or entity is a signatory hereto shall be entitled to enforce its rights under this Agreement specifically to recover damages and costs for any breach of any provision of this Agreement and to exercise all other rights existing in its favor. The parties hereto agree and acknowledge that money damages may not be an adequate remedy for any breach of the provisions of this Agreement and that each party may in its sole discretion apply to any court of law or equity of competent jurisdiction for specific performance, injunctive relief and/or other appropriate equitable relief (without posting any bond or deposit) in order to enforce or prevent any violations of the provisions of this Agreement. Each party shall be responsible for paying its own attorneys’ fees, costs and other expenses pertaining to any such legal proceeding and enforcement regardless of whether an award or finding or any judgment or verdict thereon is entered against either party.

18.	Notices. Any notice provided for in this Agreement must be in writing and must be either personally delivered, transmitted via telecopier, mailed by first class mail (postage prepaid and return receipt requested) or sent by reputable overnight courier service (charges prepaid) to the recipient at the address below indicated or at such other address or to the attention of such other person as the recipient party has specified by prior written notice to the sending party. Notices will be deemed to have been given hereunder and received when delivered personally, when received if transmitted via telecopier, five days after deposit in the U.S. mail and one day after deposit with a reputable overnight courier service.

if to the Company:

NCL (Bahamas) Ltd.

7665 Corporate Center Drive

Miami, FL 33126

Facsimile: (305) 436-4101

Attn: Board of Directors

if to the Executive, to the address most recently on file in the payroll records of the Company.

19.	Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original as against any party whose signature appears thereon, and all of which together shall constitute one and the same instrument. This Agreement shall become binding when one or more counterparts hereof, individually or taken together, shall bear the signatures of all of the parties reflected hereon as the signatories. Photographic copies of such signed counterparts may be used in lieu of the originals for any purpose.

20.	Legal Counsel; Mutual Drafting. Each party recognizes that this is a legally binding contract and acknowledges and agrees that they have had the opportunity to consult with legal counsel of their choice. Each party has cooperated in the drafting, negotiation and preparation of this Agreement. Hence, in any construction to be made of this Agreement, the same shall not be construed against either party on the basis of that party being the drafter of such language. The Executive agrees and acknowledges that he has read and understands this Agreement, is entering into it freely and voluntarily, and has been advised to seek counsel prior to entering into this Agreement and has had ample opportunity to do so.

IN WITNESS WHEREOF, the Company and the Executive have executed this Agreement as of the Effective Date.

“COMPANY”

NCL (Bahamas), Ltd.
a company organized under the laws of Bermuda

By:	/s/ George Chesney

Name:	George Chesney
Title:	Senior Vice President
Corporate Human Resources

“EXECUTIVE”

/s/ Kevin Sheehan
Kevin Sheehan

Approved as to Form /s/ Daniel S. Farkas NCL Legal Department Approved as to Content
By:	/s/ George Chesney

Approved by Finance
By:	/s/ Wendy A. Beck